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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 10, 2022

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)

File Nos. 333-155395; 811-22250

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 475 (“PEA 475”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 477 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on September 1, 2022. PEA 475 was filed, in part, to register shares of the PIMCO Preferred and Capital Securities Active Exchange-Traded Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 475. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: Please include in the Prospectus a brief description of Section 2 of Article VIII of the Registrant’s Declaration of Trust regarding derivative actions. Please also include in the Prospectus a statement that Section 2 of Article VIII does not apply to claims arising under the federal securities laws. See Section 14 of the Securities Act of 1933, as amended, Section 29(a) of the Securities and Exchange Act of 1934, as amended, and Section 47(a) of the 1940 Act.

Response: The Registrant is not aware of any requirement pursuant to Form N-1A to include the requested disclosure in the Fund’s prospectus. Accordingly, the Registrant respectfully declines to revise the prospectus in response to this comment.

Comment 2: In the “Investment Objective” section of the summary portion of the Prospectus, explain why income generation as a secondary objective is not partially repetitive of the objective

Anu Dubey November 10, 2022 Page 2

to seek total return, as total return is typically understood to mean capital appreciation plus income. Alternatively, revise the Fund’s investment objective to delete the reference to the secondary objective of income generation. Also, please disclose in the “Investment Objective” section or “Principal Investment Strategies” section of the summary portion of the Prospectus a definition for “total return.”

Response: The Registrant respectfully declines to change the Fund’s Investment Objective. The Registrant notes that while income earned on Fund investments is a component of total return (together with capital appreciation), the Fund’s investment objective is to seek total return with income generation as a secondary objective, which in this context is intended to refer primarily to Fund distributions payable to shareholders rather than income earned on the Fund’s investments.

In addition, the Registrant has added the following sentence to the Fund’s “Principal Investment Strategies” section:

The “total return” sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular market sector or security.

Comment 3: Confirm that the contractual waivers referenced in footnotes 2 and 3 to the fee table will be filed as exhibits to the registration statement.

Response: Confirmed.

Comment 4: In footnotes 2 and 3 to the fee table, confirm that the dates to be inserted into the brackets will be at least one year from the effective date of the prospectus. See Instruction 3(e) to Item 3 of Form N-1A.

Response: Confirmed.

Comment 5: In the “Principal Investment Strategies” section of the summary portion of the Prospectus, clarify whether Capital Securities include both equity and fixed income securities, only equity securities, or only fixed income securities. If Capital Securities include equity securities as a principal strategy of the Fund, please disclose the Fund’s market capitalization policy regarding equities and any corresponding principal risks.

Response: The Fund’s Principal Investment Strategies define “Capital Securities” to include “securities issued by U.S. and non-U.S. financial institutions (including, but not limited to, banks and insurance companies) that can be used to satisfy their regulatory capital

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requirements.” Accordingly, Capital Securities may include both equity and fixed income securities.

There is no limitation on the market capitalization of equity securities in which the Fund may invest. Accordingly, the Fund will add the following sentence to its Principal Investment Strategies “[w]ith respect to investments in equity securities, there is no limitation on the market capitalization range of the issuers in which the Fund may invest.”

Comment 6: In the “Principal Investment Strategies” section of the summary portion of the Prospectus, please disclose any minimum amount to be invested in each of preferred securities and Capital Securities.

Response: The Fund has not established a minimum amount to be invested in each of preferred securities and Capital Securities. As stated in the Prospectus, the Fund seeks to achieve its investment objective by investing, under normal circumstances, as least 80% of its assets in a diversified portfolio of preferred securities and Capital Securities.

Comment 7: In the “Principal Investment Strategies” section of the summary portion of the Prospectus, please confirm that contingent convertible securities will not be counted as preferred securities for purposes of the Fund’s 80% policy.

Response: Regardless of whether circumstances may arise resulting in the classification of contingent convertible securities (“CoCos”) as “preferred securities,” the Registrant notes that CoCos are expected to qualify as Capital Securities within the defined meaning of that term, and will therefore count towards the Fund’s 80% policy because they are Capital Securities.

Comment 8: The “Principal Investment Strategies” section of the summary portion of the Prospectus states, “In addition, PIMCO will utilize a bottom up approach to seek to identify sectors and securities that are undervalued….” Please consider whether “Value Investing Risk” should be included as a principal risk of the Fund.

Response: The Registrant respectfully declines to add Value Investing Risk as a principal risk of the Fund because such risk is most commonly associated with investing in equity securities. While the Fund may invest in equity securities, the value strategy cited by the Staff’s comment is not principally related to the Fund’s investments in equity securities.

Comment 9: In the “Liquidity Risk” sections of the Prospectus, consider disclosing that when underlying holdings of an exchange-traded fund are difficult to buy or sell, exchange-traded fund shares may become less liquid.

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Response: Because the Fund expects it may effect creations/redemptions for cash the impact of deteriorating liquidity of the Fund’s portfolio on the liquidity of secondary market trading in the Fund’s shares may be reduced. Furthermore, the Registrant notes that “Market Trading Risk” contains disclosure noting (i) that diminishing secondary market liquidity may increase the spread between the bid and ask prices for Fund shares:

The spread varies over time for shares of the Fund based on their trading volume and market liquidity, and is generally less if the Fund has more trading volume and market liquidity and more if the Fund has less trading volume and market liquidity.

And (ii) that the premium/discount may be impacted by disruptions in market making and lack of active trading of Fund shares:

Although the creation/redemption feature of the Funds generally makes it more likely that Fund shares will trade close to NAV, market volatility, lack of an active trading market for Fund shares, disruptions at market participants (such as Authorized Participants or market makers) and any disruptions in the ordinary functioning of the creation/redemption process may result in Fund shares trading significantly above (at a “premium”) or below (at a “discount”) NAV.

Notwithstanding the foregoing, the Registrant will further enhance Market Trading Risk by adding:

Additionally, the secondary market for trading an exchange-traded fund’s shares may become less liquid when the underlying holdings of the exchange-traded fund are difficult to buy or sell.

Comment 10: In your response, please provide the appropriate broad-based securities market index the Fund intends to use.

Response: The ICE BofA US All Capital Securities Index.

Comment 11: Revise the “Description of Principal Risks – Derivatives Risk” section of the Prospectus to reflect that August 19, 2022 has passed and the SEC and its staff has rescinded and withdrew applicable guidance and relief regarding asset segregation and coverage transactions.

Response: Comment accepted.

Comment 12: Please revise any section of the Prospectus that refers to segregation or earmarking requirements to the extent such disclosure is no longer accurate now that the Fund will be required to comply with Rule 18f-4 under the 1940 Act upon commencement of operations.

Response: Comment accepted.

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Comment 13: On the back cover of the Prospectus, revise disclosure to state that paper copies of shareholder reports will be provided free of charge. Alternatively, delete the relevant paragraph as such disclosure is no longer required.

Response: Comment accepted. The Registrant has revised the disclosure to state the following (new language bold and underlined):

As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail from the financial intermediary, such as a broker-dealer or bank, which offers the Fund unless you specifically request paper copies of the reports, from the financial intermediary. Instead, the shareholder reports will be made available on a website, and the financial intermediary will notify you by mail each time a report is posted and provide you with a website link to access the report. Instructions for requesting paper copies will be provided by your financial intermediary. Paper copies the Fund’s shareholder reports are expected to be provided free of charge by the financial intermediary.

SAI

Comment 14: In the “Investment Restrictions – Fundamental Investment Restrictions” section of the SAI, revise the last sentence of the first fundamental restriction to state that the Fund will not concentrate in any industry except that it will concentrate in a group of industries related to banks.

Response: Comment accepted. The Registrant has revised the “Investment Restrictions – Fundamental Investment Restrictions” disclosure as follows (new language bold and underlined):

(1) A Fund (except the PIMCO Preferred and Capital Securities Active Exchange-Traded Fund) may not concentrate its investments in a particular industry, as that term is used in the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction from time to time, except that an Index Fund will concentrate to approximately the same extent that its Underlying Index concentrates in the securities of such particular industry or group of industries. The PIMCO Preferred and Capital Securities Active Exchange-Traded Fund may not concentrate its investments in a particular industry, except that it will concentrate its investments in a group of industries related to banks.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy A. Bekkers, Pacific Investment Management Company LLC

Sonia E. Bui, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP